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OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/18 (MM/DD/YY) AND ENDING 3/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffinest Asia Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3452 E. Foothill Blvd., Suite 100
(No. and Street)

Pasadena (City) California (State) 91107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katie Tai 626-243-4638
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SEC Mail Processing Section
MAY 30 2019
Washington DC
408

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Katie Tai, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Griffinest Asia Securities, LLC, as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PI NING CHEUNG
COMM. #2237702
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires May 7, 2022

Signature

FINOP

Title

MAY 28, 2019

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn to (or affirmed) before me on this 28th day of MAY, 2019 by KATIE TAI proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

PI NING CHEUNG
COMM. #2237702
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires May 7, 2022

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Griffinest Asia Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Griffinest Asia Securities, LLC (the "Company") as of March 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
May 24, 2019

818-451-4661
9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Griffinest Asia Securities, LLC
Statement of Financial Condition
March 31, 2019

Assets

Cash and cash equivalents	$	1,561,874
Receivable from clearing broker		115,715
Deposit with clearing broker		508,331
Commission receivable		52,000
Other receivable		16,925
Property and equipment, net		24,294
Prepaid expenses		5,480
Deposits		28,153
Secured demand note		900,000
Total assets	$	3,212,772

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	566,963
Payable to clearing broker		2,259
Liabilities subordinated to claims of general creditors		900,000
Total liabilities		1,469,222
Commitments and contingencies		
Member's equity		
Member's equity		1,743,550
Total member's equity		1,743,550
Total liabilities and member's equity	$	3,212,772

The accompanying notes are an integral part of these financial statements.

Griffinest Asia Securities, LLC
Notes to Financial Statements
March 31, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Griffinest Asia Securities, LLC (the "Company") was originally formed on March 23, 2004 under the name Fubon Securities USA, LLC ("Fubon") in the State of California. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including retailing corporate equity and debt securities, mutual fund retailer and options.

The Company is wholly owned subsidiary of Griffinest Asia Capital, Inc. a California Corporation.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commission income is recorded on a settlement date basis. Accounting Principles Generally Accepted in the United States of America (US GAAP) requires securities transactions to be recorded on a trade date basis, however, the difference between trade date and settlement date accounting for the Company's commission income is immaterial.

Fee income is comprised of monthly fees charged for custodial services. These fees are recorded under the terms of the custodial contracts.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated as a disregarded entity; therefore in lieu of business income taxes, imposed on the Company, its Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: RECEIVABLE FROM CLEARING BROKER

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. As of this March 31, 2019, the receivable from clearing broker of $115,715 was pursuant to this clearance agreement.

Note 3: DEPOSIT WITH CLEARING BROKER

The Company has a clearing agreement with Pershing LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at March 31, 2019 was $508,331.

Note 4: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Computer Hardware	$ 50,935	5
Furniture and Fixtures	2,334	7
Office Equipment	22,201	5
Software Development	3,249	3
Total cost of property and equipment	78,719	
Less: accumulated depreciation	(54,425)	
Property and equipment, net	$ 24,294	

Depreciation expense for the year ended March 31, 2019 was $3,450.

Note 5: INCOME TAXES

As a disregarded entity for Federal income tax purposes, the Company is not required to file a federal income tax return but a California Limited Liability Company Return of Income. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For California purposes, the statute of limitations is four years. Accordingly, the company is no longer subject to examination of California returns filed more than four years prior to the date of these financial statements. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2019, the State of California has not proposed any adjustment to the Company's tax position.

Note 6: PENSION PLAN

The Company has established a qualified employee retirement plan under Section 401(k) of the Internal Revenue Code. The plan allows all full-time employees who have completed three months consecutive employment to defer compensation up to $19,000 per annum on a pre-tax basis through contributions made to the plan. The Company makes matching contributions on a dollar-to-dollar basis up to 5% of the employee's compensation, the total employer contribution was $20,366 for the year ended March 31, 2019. Employee contributions vest 100% immediately; while the Company's matching contributions vest over a 5 year period beginning the year after contribution.

Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into an operating lease agreement for its office facilities in the city of Pasadena, California on November 18, 2004. The lease provides a 5-year renewal option at the expiration of the original term. The Company exercised its renewal option on April 1, 2009. The renewal extended the lease term for an additional four years to April 30, 2013.On November 12, 2012 the lease was extended to October 31, 2015. On March 10, 2015 the lease was extended for an additional four years commencing November 1, 2015 and ending on October 31, 2019.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the fiscal year ended March 31, 2019, cash balances held in financial institutions were covered by the FDIC and in excess of SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 9: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at March 31, 2019 or during the period April 1, 2018 to March 31, 2019 .

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2019, the Company had net capital of $2,437,273 which was $2,337,273 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($569,222) to net capital was 0.23 to 1, which is less than the 15 to 1 maximum allowed.

Note 11: SECURED DEMAND NOTE

On May 7, 2018, the Company pre-paid the $500,000 secured demand note before the maturity date and borrowed a new $900,000 secured demand note for a period of no shorter than three years at an interest rate of 1% per annum, with principal due upon maturity and interest due monthly. The secured demand note is collateralized with money market funds, equities, mutual funds and exchanged products. At March 31, 2019, the secured demand note was under collateralized and the collateral account included some unpaid securities. These financial statements have taken a charge against the company's net capital for the under collateralized portion of the secured demand note, but contain no adjustments for the potential consequences of carrying not fully paid-for securities in the collateral account, other than the haircuts on those securities from the total collateral.

Note 12: SUBORDINATED LIABILITIES

The liability subordinated to the claims of general creditors consists of a equity subordinated loan agreement of $900,000 which bears an interest rate of 1% per annum, matures on May 7, 2021. Also the subordinated loan can be automatically extended yearly. Interest expense for this subordinated loan was $8,607 for the year ended March 31, 2019.

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowings may not be repaid.

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their statements of financial condition. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending March 31, 2019. The Company is evaluating the impact that ASU 2016-02 will have on its financial statements.

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended March 31, 2019. ASC Topic 606 had no material impact on the Company's financial statements.

Note 14: SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was preformed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no additional events which took place that would have a material impact on its financial statements.